Filed # C30068-03


                                                                August 2, 2004


                                  AMENDMENT # 1 TO


                            ARTICLES OF INCORPORATION


                                         OF


                          INNOVATIVE ENERGY SOLUTIONS, INC.


                                    ARTICLE III


                                   CAPITAL STOCK


       The total number of shares of capital stock which the Corporation shall have authority to issue is eighty-five million (85,000,000) shares of which seventy-five million (75,000,000) shares shall be designated common stock, having a par value of one tenth of one cent ($.001) each, and of which ten million (10,000,000) shares shall be designated preferred stock of the Corporation, having a par value of one cent ($.001) each.


The undersigned affirmatively declare that to the date of this certificate, no stock of the corporation has been issued.





                                Ronald Foster


                                Ronald Foster, Incorporator




BY-LAWS Section 6 - Class or Series of Stock:  (NRS Section 78.195 - 78.196)

The Company shall be formed with one class or series of common and one class or series of preferred stock.

Common stock: The rights of common stockholders shall be that they are entitled to vote on matters pertaining to the corporation. Any preferred stock issued may be cancelled and reissued as common stock on a one share for one share basis unless the articles of incorporation designate different rights and privileges. Each share of common stock is entitled to one vote.